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(212) 318-6906
michaelzuppone@paulhastings.com

March 1, 2006

VIA EDGAR AND BY COURIER

Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Crystal River Capital, Inc.
         Registration Statement on Form S-11 (333-130256)
         Registration Statement on Form S-11 (333-130257)

Ladies and Gentlemen:

On behalf of Crystal River Capital, Inc., a Maryland corporation ("Crystal River"), we are submitting three copies of Crystal River's response to the Staff's comments conveyed in its comment letter, dated January 6, 2006 (the "Comment Letter").

This letter is submitted along with three copies of Amendment No. 1 to Crystal River's Registration Statement on Form S-11 (File No. 333-130256) relating to the primary offering by Crystal River of up to $460,000,000 of its Common Stock, par value $0.001 per share (the "Primary Form S-11"). All three copies of Amendment No. 1 to the Primary Form S-11 (the "Amendment") have been marked to show changes from the initial registration statement as filed with the Securities and Exchange Commission (the "Commission") on December 9, 2005. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.

As we have discussed with you, as contemplated by comment 1 in the Comment Letter and confirmed by Crystal River's response thereto, after the Primary Form S-11 has been declared effective and the transactions contemplated thereby have been consummated, Crystal River will make conforming changes to the Registration Statement on Form S-11 (333-130257) relating to the secondary offering by selling stockholders identified therein of Crystal River's Common Stock (the "Resale

Paul Hastings
ATTORNEYS

Securities and Exchange Commission
March 1, 2006
Page 2

Form S-11"), and once any outstanding comments have been cleared by the Staff, Crystal River will request effectiveness of the Resale Form S-11.

Crystal River respectfully requests confidential treatment of Exhibits B-1 and B-2 to the "Memorandum of Crystal River Capital, Inc.'s Responses to Comments of the Staff of the Commission Conveyed in a Letter Dated January 6, 2006" attached hereto (collectively, the "Submitted Materials"), pursuant to the provisions of 17 C.F.R. § 200.83 under the Freedom of Information Act ("FOIA") (5 U.S.C. § 552(b)). In connection with the submission of the Submitted Materials, Crystal River also specifically requests that, pursuant to FOIA and applicable rules of the Securities and Exchange Commission (the "Commission") and for the reasons set forth below, any memoranda, notes or other writings of any sort whatsoever which are or have been made by any employee of the Commission (or of any other government agency) which incorporate, include or relate to any of the matters (1) contained in the Submitted Materials or (2) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of Crystal River and (b) employees of the Commission (or any other government agency), be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

Crystal River believes the Submitted Materials contain information which is covered by one or more exceptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information which are privileged or confidential. We believe that the Submitted Materials, as well as any staff memoranda, notes of conversation, or other materials relating thereto, contain privileged and confidential commercial and financial information which will be protected from public disclosure pursuant to this exemption. If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy the materials referred to herein, we specifically request that we be (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that Crystal River and its respective counsel, if deemed necessary or appropriate, may pursue any available remedies.

If the Commission is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon Tyras, at (212) 318-6662.

Sincerely,

/s/ Michael L. Zuppone

Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Clifford E. Lai
Daniel S. Kim
Michael R. Rosella
Jon C. Tyras

CRYSTAL RIVER CAPITAL, INC.
REGISTRATION STATEMENTS ON FORM S-11

Memorandum of Crystal River Capital, Inc.'s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated January 6, 2006

The Staff's comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

General

Comment 1. To the extent comments are issued on the Form S-11 primary registration statement that are also applicable to the resale registration statement on Form S-11, please make the appropriate corresponding changes.

Crystal River confirms to the Staff that it will make conforming changes in a pre-effective amendment to the Resale Form S-11, which it intends to file with the Commission after the consummation of its initial public offering.

Comment 2. We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

After consideration of this comment, Crystal River does not agree that its initial public offering is properly characterized as a "blind pool" offering. Entities conducting "blind pool" offerings typically have few or no assets and no history of operations. Accordingly, an investor in a "blind pool" is unable to evaluate the assets or business for which the proceeds will be used. Crystal River was organized in early 2005 and on March 15, 2005 completed a private offering of $435 million of its Common Stock, which shares were offered pursuant to a private offering memorandum that described fully its investment strategy and targeted investments. Following the closing of the private offering, Crystal River deployed its equity capital to invest in a balance sheet portfolio comprised of $2.4 billion of total investments as of September 30, 2005 that reflects the leveraged investment strategy set forth in the private offering memorandum. This investment strategy continues in effect today and is fully disclosed in the prospectus along with detailed information concerning the composition of the portfolio and the leverage incurred to date. Crystal River believes that this track record of investing activity consistent with its articulated investment strategy belies a characterization of its offering as a "blind pool" offering. That being said, Crystal River has reviewed Securities Act Release 33-6900 and believes that it has met the standard articulated on page 9 of the release requiring "clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investment."

There is considerable overlap between the requirements of Industry Guide 5 and the items of Regulation S-K required by Form S-11. As noted below, Crystal River has substantially complied with these requirements. The requirements of the following sections of Industry Guide 5 are contained in the Prospectus:

Industry Guide 5 Section	Location of Applicable Disclosure in Prospectus
Compensation and Fees to the General Partner and Affiliates	Prospectus Summary on pages 10-12 and Management—Management Agreement, on pages 138-146
Conflicts of Interest	Business—Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities on pages 120-122 and Management—Conflicts of Interest In Our Relationship With Hyperion Crystal River and Hyperion Capital on pages 147-149
Risk Factors	Risk Factors, starting on page 18
Prior Performance of the General Partner and Affiliates	Hyperion Capital's Historical Performance, on pages 108-110
Management	Management, starting on page 126
Investment Objectives and Policies	Business—Our Investment Strategy on pages 97-106 and Business—Our Financing Strategy on pages 115-118
Federal Taxes	Federal Income Tax Consequences of Our Qualification as a REIT starting on page 171
Summary of Partnership Agreement	Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, starting on page 164
The Offering—Description of the Units	Description of Capital Stock, starting on page 156
Plan of Distribution	Underwriting, starting on page 193
Undertakings	Contained in Part II, Item 37 of the Registration Statement

Comment 3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Crystal River confirms to the Staff that currently, the only graphics, maps, photographs or other artwork that it intends to use in the prospectus is Crystal River's logo, which is provided on the cover page. If Crystal River determines to include any other graphics, maps, photographs or other artwork, it will provide the Staff with copies of the same prior to its distribution thereof to prospective investors.

Comment 4. We note that you are a specialty finance company that intends to invest in real estate-related securities, real estate loans and instruments and various other asset classes. We further note that you intend to operate your business so as to be excluded from regulation under the Investment Company Act and your disclosure on pages 17, 18, 122 and 123. Please provide the staff with a detailed analysis as to why your current and proposed business and investment strategy has not caused you to be, and will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission files and staff interpretations. Further, please note that we will refer your response to the Division of Investment Management for further review.

Crystal River supplementally confirms to the Staff that it intends to rely on the exclusion in Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of "investment company" any company that is not engaged in the business of issuing "redeemable securities" and which is engaged primarily in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate."

The term "redeemable security" is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer's agent, the holder's approximate share of the issuer's current net assets or the cash equivalent. The Staff has stated that it would not consider securities to be "redeemable securities" for purposes of Section 2(a)(32) if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request.[1]

The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" for purposes of Section 3(c)(5)(C). In various

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[1]   **See generally California Dentists' Guild Real Estate Mortgage Fund II (pub. avail. Jan. 4, 1990); Breen Mortgage Fund I (pub. avail. Jan. 20, 1988).**

letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer's total assets consists of real estate interests ("Qualifying Assets"), (b) at least an additional 25% of the value of the issuer's total assets consists of real estate-type interests ("Real Estate-Related Assets"), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Assets, and (c) no more than 20% of the value of the issuer's total assets consists of assets other than Qualifying Assets and Real Estate-Related Assets.[2]

The Staff has indicated that it would regard as Qualifying Assets for purposes of Section 3(c)(5)(C) a fee interest in real estate,[3] a whole mortgage loan that is fully secured by real property,[4] and whole pool agency certificates.[5]The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Assets.[6] In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,[7] or to control the process of foreclosure.[8] The Staff has suggested that if the holder of a participation interest has such management and control rights, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.[9]

The Staff has granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real

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[2]   See, e.g., Citytrust (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. (pub. avail. Aug. 19, 1985); Salomon Brothers, Inc. (pub. avail. June 17, 1985).

[3]   See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).

[4]   Id. See also Merrill, Lynch, Pierce, Fenner & Smith (pub. avail. Nov. 4, 1981).

[5]   See, e.g., American Home Finance Corp. (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The Staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. (pub. avail. Dec. 4, 1985).

[6]   See, e.g., Premier Mortgage Corp.(pub. avail. Mar. 14, 1983).

[7]   See Northwestern Ohio Building & Construction Trades Foundation (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation (pub. avail. Aug. 31, 1984).

[8]   See, e.g., The Federal Home Loan Mortgage Corp. (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).

[9]   See MGIC Mortgage Corporation (pub. avail. Aug. 1, 1974).

Estate-Related Assets for purposes of Section 3(c)(5)(C).[10] To our knowledge, the Staff has not otherwise provided meaningful guidance on the types of assets that may be classified as Real Estate-Related Assets.

a. Current Status

As of September 30, 2005, the date of Crystal River's most recently available balance sheet, Crystal River satisfied the requirements for relying on the exclusion in Section 3(c)(5)(C) of the Investment Company Act.

On this date, Crystal River had no securities outstanding that would be considered "redeemable securities" within the meaning of Section 2(a)(32). As described in the Primary Form S-11, Crystal River is authorized under its charter to issue common stock and preferred stock. As of December 31, 2005, Crystal River had 17, 487,500 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The shares of common stock have no redemption rights. Consequently, these shares would not be considered "redeemable securities" within the meaning of Section 2(a)(32) of the Investment Company Act.

As of September 30, 2005, a very sizable portion (about 64.3%) of the value of Crystal River's total assets consisted of investments in whole pool agency certificates. On the basis of positions taken in Commission Staff no-action letters, Crystal River has classified these investments as Qualifying Assets for purposes of Section 3(c)(5)(C). In addition, as of September 30, 2005, an additional 19.5% of the value of Crystal River's total assets consisted of whole pool non-agency certificates. Crystal River has classified these assets, on the basis of Staff no-action positions, as Qualifying Assets. Consequently, because in excess of 80% of the value of Crystal River's total assets consisted of Qualifying Assets as of September 30, 2005, Crystal River satisfied the asset test for reliance on Section 3(c)(5)(C).

As of September 30, 2005, Crystal River also held sizable investments in interests that, for purposes of its current status under Section 3(c)(5)(C), it has classified as Real Estate-Related Assets. In particular, as of this date, Crystal River held approximately $102.5 million (or about 4%) of the value of its total assets in the form of real estate loans. These loans consisted principally of mezzanine loans and construction loans which represented a participation in construction or rehabilitation loans on commercial properties and which were secured by first lien mortgages on the underlying properties. In addition, as of September 30, 2005, Crystal River held $160.4 million (or about 6.5%) of the value of its total assets in the form of below investment grade commercial mortgage-backed securities ("CMBS").

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[10] See, e.g., HOME Investors Trust (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II (pub. avail. Jan. 9, 1984). A partial pool certificate is a certificate that represents less than the entire ownership interest in a particular pool of mortgage loans. There was no indication in the Staff's response in these letters whether it would consider a holder of partial pool certificates that had control and management rights over the underlying mortgage loans held in the pool as holding Qualifying Assets.

Although Crystal River believes that some or all of these assets may appropriately be classified as Qualifying Assets for purposes of Section 3(c)(5)(C) (as discussed below), Crystal River has classified these investments as Real Estate-Related Assets since they contain various features that are typical of more traditional forms of real estate lending. In this regard, these investments are not of the miscellaneous variety which the Commission Staff considers appropriate for inclusion in the 20% miscellaneous category for Section 3(c)(5)(C) purposes.

Since September 30, 2005 through the date of this letter, Crystal River has not entered into any transaction that would materially alter the percentage composition of its assets, as discussed above.

b. Future Status

Crystal River expects to continue to rely on the exclusion in Section 3(c)(5)(C) for the foreseeable future. In this regard, Crystal River expects that its common stock and preferred stock will continue to fall outside the definition of "redeemable securities" in Section 2(a)(32) of the Investment Company Act.

In its Primary Form S-11, Crystal River stated that it intends to continue to invest primarily in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), whole mortgage loans, bridge loans, junior interests in mortgage loans ("B Notes"), and mezzanine loans, and that Crystal River expects to increase the amount of non-RMBS investments to a range of 15% to 40% of its assets in an effort to create a more diversified, less correlated portfolio of investments. Crystal River intends to make these investments directly and through wholly owned subsidiaries.

In order to ensure that Crystal River remains eligible for the Section 3(c)(5)(C) exclusion, it intends to make investments of the types listed above consistent with the limits the Staff has established in no-action letters. For this purpose, consistent with Commission Staff no-action positions, Crystal River will continue to treat as Qualifying Assets its investment in whole mortgage loans that are fully secured by real property, and RMBS that are whole pool agency and non-agency certificates. Crystal River expects that in the short term and perhaps the intermediate term, a sizable percentage of the value of its total assets will continue to consist of these investments.

In addition, Crystal River intends to apply the following treatment to its investment in B Notes, CMBS, mezzanine loans and CDOs for Section 3(c)(5)(C) purposes:

(1) *B Notes*

Crystal River intends to treat its investment in B Notes as Qualifying Assets when it bears the first risk of loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:

- *appointment of operating advisor*: the right to appoint an operating advisor, who represents Crystal River, as B Note holder, in the servicing of the mortgage loan, both before and after any loan default, including the exercise of remedies in case of default, and who obtains the following rights under the terms of the participation agreement:

  o   the right to terminate and replace the special servicer, who is responsible for managing the resolution of underlying loan performance problems;

  o   the right to approve certain requests of the borrower on a pre-default basis and to advise, approve and direct the special servicer with respect to certain actions to be performed for a defaulted (*i.e.*, specially serviced) loan, including any proposed foreclosure or workout of such loan;[11] and

  o   the right to receive written notice and all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of its rights on behalf of Crystal River, as the B Note holder;

- *cure rights*: the right to cure monetary and non-monetary defaults on the senior participation (*i.e.*, the A Note); and

- *purchase rights*: the right to purchase the A Note at par plus accrued interest (in some cases, without prepayment premium and default interest) if the loan becomes a defaulted loan.

In making a B Note investment, Crystal River performs extensive due diligence, including hands-on analysis of the underlying collateral for the loan, market analysis, tenant analysis, financial analysis, borrower background checks, and lease and contract review. In addition, Crystal River performs various ongoing asset management services with respect to maintaining its investments, including loan servicing, lease and budget approvals, and special servicing.

Crystal River believes that in the foregoing circumstances, since it bears the first risk of loss on the underlying commercial mortgage loan and has the foregoing control rights, the B Note is a Qualifying Asset. Even though the B Note represents only a participation in a commercial mortgage loan, the B Note is the functional equivalent of owning the entire underlying commercial mortgage loan. Crystal River believes the B Note, in these circumstances, is similar to the mortgage loan participations described in *Federal Home*

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[11]   Although the special servicer generally acts based on the advice, direction or approval of the operating advisor with respect to a defaulted loan, the special servicer is not required to follow any directions that would result in a violation of applicable law or provisions of the applicable contracts, or be inconsistent with the servicing standard (*i.e.*, a general standard of care imposing obligations that are substantially less than the duties of care and loyalty imposed on a fiduciary, as prescribed by the NRSROs). In addition, Crystal River, as B Note holder, retains the control rights only so long as the value of its B Note investment satisfies a certain minimum value as determined pursuant to appraisals required under the terms of the governing agreement.

Loan Mortgage Corp. (pub. avail. June 14, 1985), *Northwestern Ohio Building & Construction Trades Foundation* (pub. avail. May 21, 1984), and *Baton Rouge Building and Construction Industry Foundation* (pub. avail. Aug. 31, 1984), and for which the Staff granted no-action assurance to permit these participations to be considered Qualifying Assets.

In other circumstances involving its investment in B Notes, when Crystal River does not bear the first loss of risk and have the associated control rights described above, Crystal River intends to treat the B Note as a Real Estate-Related Asset.

(2) *CMBS*

Crystal River intends to treat its investment in CMBS as Qualifying Assets when Crystal River's investment consists of what are known in the real estate industry as "B Pieces" (*i.e.*, interests in classes below investment grade rated BB+ through, and including, the unrated classes) issued in a securitization of commercial mortgage loans. In these circumstances, under the terms of the related pooling and servicing agreement, Crystal River, as the holder of the B Pieces, bears the first risk of loss on the underlying commercial mortgage loans and has control rights, similar to the rights granted the B Note holder, in connection with its first loss position.

In particular, Crystal River, as the controlling class holder, generally with respect to whole loans (*i.e.*, loans that have not been participated, resulting in an A Note/B Note structure) held in the pool, has the following rights:

- the right to act as special servicer (if Crystal River or an affiliate has the appropriate NRSRO rating) or appoint a special servicer;

- the right to direct the trustee to terminate the special servicer under the pooling and servicing agreement, without cause and without a termination fee, at any time;

- the right to replace the special servicer at any time upon the appointment and acceptance of such appointment by a successor special servicer;

- the right to approve certain actions of the borrower with respect to any mortgage loan on a pre-default basis, and to advise, approve and direct the special servicer with respect to certain actions to be performed for a defaulted loan, including any proposed foreclosure or workout of a defaulted loan;

- the right to receive written notice and all reasonably requested information in connection with its approvals noted above; and

- the right to purchase a mortgage loan in case of default.

Crystal River believes that in the foregoing circumstances, the B Pieces that it may hold in the future with respect to whole loans held in the CMBS pool would be Qualifying Assets. Since Crystal River, as controlling class holder, bears the first loss of risk on each whole loan in the CMBS pool and has the attendant control rights as a first loss risk owner, then the ownership of the B Pieces is the functional equivalent of owning the whole loans. Crystal River performs due diligence and credit underwriting procedures on each whole loan in the pool in making and maintaining an investment in B Pieces. Crystal River believes, therefore, that the no-action letters cited previously as reasonable support for its conclusion that B Notes are Qualifying Assets also support its conclusion that B Pieces are Qualifying Assets as well.

Crystal River intends to treat as Qualifying Assets its entire investment in B Pieces to the extent it represents interests in the whole loans held in the CMBS pool. If the pool includes A Notes from participated loans and the B Notes are owned by a person other than Crystal River or a majority-owned subsidiary of Crystal River, Crystal River will treat the portion of its investment representing interests in the A Note as Real-Estate Related Assets. Crystal River will pro rate its investments between Qualifying Assets and Real Estate-Related Assets based on the proportion that the respective balances of whole loans and participated loans each bear to the total principal balance of all of the assets in the CMBS pool.

(3) Mezzanine Loans

Crystal River intends to treat its investment in mezzanine loans as Qualifying Assets when the mezzanine loan is structured in the manner described below. Crystal River believes that a mezzanine loan structured in this manner is very similar to a second mortgage loan even though Crystal River does not, as mezzanine lender, obtain a mortgage lien on the underlying commercial real property.

The mezzanine loan will be provided to a special purpose bankruptcy remote entity, organized as a limited liability company or limited partnership ("mezzanine borrower"), whose sole function will be to hold all of the ownership interests in the special purpose entity, also organized as a limited partnership or limited liability company, that owns the underlying commercial real property ("property-owning entity"). Under the terms of the governing documents, the property-owning entity and the mezzanine borrower will not be permitted to engage in any other business. The ownership interests of the mezzanine borrower in the property-owning entity, therefore, will not have any value apart from the underlying real property that is held by the property-owning entity essentially as its only asset.[12]

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[12]   The property-owning entity may also hold incidental assets related to ownership of the commercial property, such as a leasehold on a hotel or office building, or cash generated from rental payments from tenants and held temporarily for short periods of time pending distribution or disbursement to meet operating expenses.

The mezzanine borrower will pledge all of its ownership interests in the property-owning entity to Crystal River, as mezzanine lender, as collateral for the loan. Crystal River will obtain a first priority perfected security interest in this collateral. If the mezzanine borrower were to default on the mezzanine loan, Crystal River will have the right to foreclose on the collateral and become the owner and operator of the underlying real property.

Except for the mortgage lien, every other feature of a second mortgage loan will be present in the mezzanine loan arrangement. However, since Crystal River can readily realize on its collateral and succeed to ownership of the property-owning entity in the case of default on the mezzanine loan, Crystal River does not consider the absence of the mortgage lien as creating a material distinction between a mezzanine loan and a mortgage loan. As an economic matter, Crystal River views the underlying collateral as practically the same since the property-owning entity is not permitted to engage in any business except the ownership of the real property.

Crystal River believes that in the foregoing circumstances, the mezzanine loan is in substance a second mortgage loan and intends to treat the mezzanine loan as a Qualifying Asset.[13] The form of ownership of the underlying commercial real property has no real practical significance in this arrangement because the mezzanine borrower's ownership interests in the property-owning entity pledged as collateral to secure the mezzanine loan have no economic value apart from the underlying real property held as the only principal asset of the property-owning entity.[14] Consequently, Crystal River, as mezzanine lender, would have to look to the underlying real property as the true measure of the value of its collateral.[15]

Crystal River considers significant in this regard that under the structure described above for mezzanine loans, the property-owning entity typically is organized as a limited partnership or limited liability company with one owner, so that the ownership interests in the property-owning entity would not be considered "securities" in the hands of its owner for purposes of the Investment Company Act.[16] Instead, the property-owning entity may be

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[13]   *Cf. The State Street Mortgage Co.* (pub. avail. Jul. 17, 1986) (no-action assurance granted to permit an issuer that has a substantial holding of second mortgage loans to rely on Section 3(c)(5)(C) even though the holder of such a loan is generally required to obtain the consent of the first mortgage holder before pursuing foreclosure on the underlying real property).

[14]   Although the mezzanine loan is separate from the first mortgage loan, the mezzanine loan is similar to the B Note in that the mezzanine lender still looks ultimately and exclusively to the underlying real property to secure its loan, has the first loss risk relative to the position of the first mortgage lender, and has control and servicing rights with respect to the mezzanine loan.

[15]   The aggregate principal balance of a first mortgage loan and mezzanine loan at origination would be less than the value of the underlying property, so that the mezzanine loan would be fully secured by the underlying real property.

[16]   The ownership interests in the property-owning entity would not be considered "securities" under the *Howey* investment contract test. *See generally Williamson v. Tucker*, 645 F.2d 404 (5th Cir.), *cert. denied*, 454 U.S. 897 (1981) (holding that a partnership interest would not be considered a security if the holder has a right to participate in the control of the partnership and is able to exercise this right). Interests in limited liability companies that function as partnerships are analyzed similarly to the interests in partnerships.

disregarded, and the mezzanine borrower may look to its 100% ownership of the underlying real property held by the property-owning entity to determine the nature and value of the mezzanine borrower's ownership interests. [17] It, therefore, would be reasonable for Crystal River to consider the collateral it holds for the mezzanine loan as non-securities, and to regard the underlying real property as the true collateral for its loan. If there is a default on the mezzanine loan, followed by a subsequent foreclosure on the collateral, Crystal River becomes the sole owner of the property-owning entity and, like the current mezzanine borrower, may disregard the organizational structure of the property-owning entity in classifying the nature of its interests for securities law purposes.

If a mezzanine loan is not structured in the manner described above, Crystal River intends to treat the loan as a Real Estate-Related Asset for Section 3(c)(5)(C) purposes.

(4) CDOs Relying on Section 3(c)(5)(C)

Crystal River intends to treat its investment in a CDO as a Qualifying Asset when the CDO qualifies for the exclusion in Section 3(c)(5)(C) and Crystal River owns at least 50% of the outstanding "voting securities" of the CDO, as that term is defined in Section 2(a)(42) of the Investment Company Act.

Comment 5. We note that, upon completion of your private placement in March 2005, you granted to your manager 84,000 shares of restricted stock and options to purchase 126,000 shares of your common stock and that your manager subsequently allocated the shares of restricted stock and options to certain of its officers and employees, certain of your directors and other individuals associated with Hyperion Capital or Brookfield and their respective affiliates. Please provide your analysis regarding whether the manager should be viewed as taking those shares with a view towards distribution and therefore should be viewed as an underwriter. In this connection, please tell us when such allocations were made and to whom. Assuming the manager is an underwriter, please tell us the exemption you are relying on for the issuance to these officers and employees.

All awards of restricted stock and stock options were granted pursuant to Crystal River's 2005 Long Term Incentive Plan (the "2005 LTIP") under which 1,740,000 shares of Common Stock were initially reserved for issuance pursuant to the plan. The 2005 LTIP provides for an array of equity and cash awards to provide incentives to and motivate recipients "toward the company's long term success, growth and profitability and to attract, retain and reward key personnel" and is intended to be a "compensatory benefit plan" within the meaning of Rule 701(c)(2). Each award is covered by an individual award agreement. In essence, the awards are authorized and granted without consideration as classic equity incentives in reliance on the exemption from registration provided by Rule 701.

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[17]   *Cf. NAB Asset Corporation* (pub. avail. June 20, 1991) (no-action assurance to permit a company to treat its general partnership interests in a partnership holding real estate and loans as the functional equivalent of direct ownership of the real estate and loans for Section 3(c)(5)(C) purposes and not be considered "securities" for securities law purposes).

The 2005 LTIP provides that awards are generally not transferable; provided, however, that an award to the manager may be transferred to an advisor or consultant who provides services to Crystal River. Since Crystal River has no employees of its own and the manager directly or indirectly supervises those individuals who provide services to Crystal River, the manager is in the best position to identify those persons whose contributions would impact the performance of Crystal River. Accordingly, the limited transferability right of the manager serves as an efficient mechanism to identify eligible award recipients rather than as a feature to enable the manager to be an underwriter. Since the manager supervises advisors and other individuals who provide services to Crystal River, Crystal River's board of directors authorized the awards to Crystal River's manager with the expectation and intention that such awards would be allocated and transferred by the manager to certain persons who provide services to Crystal River. Given this expectation and intention, the transfer of the manager's equity awards to such advisors of Crystal River was done contemporaneously with the grant of such awards. Thus, the ultimate recipients of the equity awards were certain of the manager's officers and employees (Clifford Lai, John Dolan, John Feeney, Daniel Kim and Barry Sunshine), certain of Crystal River's directors (Rodman Drake and Harald Hansen) and other individuals associated with Hyperion Capital or Brookfield, the manager's direct and indirect parents, and their respective affiliates (Julie Madnick, G. Mark Brown, Patricia Botta, Gregory Bordner, Ayinikkat Radhakrishnan, Alison Fielder, Michelle Russell-Dowe, Yvonne Poon, Bond Griffin, Anthony Breaks, Bruce Robertson, Thomas Doodian, Martin Canavan and Stacey Berkman) who provide services to Crystal River.

Crystal River does not believe that its manager served as an underwriter in connection with a distribution within the meaning of Section 2(a)(11) under the Securities Act. It received the awards pursuant to the management agreement with the clear intention that they would be transferred to the ultimate recipients, a role that Crystal River submits does not involve a "public sale" or an act "through which securities move from an issuer to the public" or impact any trading market as described in the preliminary note to Rule 144 under the Securities Act. Further, since the ultimate recipients of the equity awards are service providers of Crystal River who have access to financial and other information about Crystal River, Crystal River does not believe that the transfer of the equity awards created a sale to the public market by an underwriter where adequate current information about the issuer is not available to such public market.

Given that the grants of the awards to the manager and the subsequent transfers were intended by Crystal River's board of directors, notwithstanding the indirect form of grant, Crystal River believes that, in substance, the awards were directly granted to the ultimate recipients. Therefore, the grants of the awards in this manner should not be construed as an offering or distribution by an underwriter, but rather, should be viewed as offers or sales by Crystal River which were exempt from registration under Rule 701.

Comment 6. We note that your manager will receive at least 10% of its incentive fee in the form of shares of your common stock and has the right in its discretion to allocate these shares to its officers, employees and other individuals who provide services to it. Please tell us whether the manager's agreement not to sell the common shares for one year includes these allocations or whether there are any other restrictions on your manager's ability to allocate these shares. If there is no restriction on such allocations, please discuss whether the manager should be viewed as taking those shares with a view towards distribution.

Crystal River supplementally confirms to the Staff that while its manager may, in its sole discretion, allocate such shares to its officers, employees and other individuals who provide services to it, upon such allocation, such shares are still subject to the manager's agreement not to sell such shares for one year from initial issuance. The disclosure relating to the issuance and potential allocation of such shares has been revised accordingly. See pages 21 and 145 of the Amendment.

Comment 7. Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Crystal River confirms to the Staff that Hyperion Capital may be deemed to be a promoter and has revised its disclosure on pages 6, 63, 90 and 96 of the Amendment accordingly.

Comment 8. We note your disclosure on page 147. Please expand this disclosure to provide all the information required by Item 25 of Form S-11 or alternatively tell us why it is not appropriate.

The disclosure on page 147 has been revised to provide all the information required by Item 25 of Form S-11. See page 149 of the Amendment.

Registration Statement Cover Page

Comment 9. The fee table should not be incomplete. Please complete or delete the second and third columns.

The second and third columns of the fee table have been deleted. See the cover page of the Amendment.

Prospectus Summary, page 1

Comment 10. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example only, the information under "Our Business Strengths," "Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities" and "Our Distribution Policy" is repeated verbatim in the body of the prospectus. Please revise to summarize the key information about your business and your offering.

The Prospectus Summary has been revised to summarize the key information about Crystal River's business and the offering and to delete more detailed discussions that are contained elsewhere in the Primary Form S-11. See pages 1-17 of the Amendment.

Comment 11. Please provide your website address if available.

Crystal River has provided its website address on pages 16 and 125 of the Amendment.

Comment 12. In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

Crystal River has revised the disclosure in the Amendment accordingly.

Summary Risk Factors, page 4

Comment 13. We note that there are potential conflicts of interest with the sub-advisors. Please disclose the risk regarding the sub-advisors limited obligations with respect to your business in a separate risk factor.

A risk factor titled "Hyperion Capital and our sub-advisors are not contractually obligated to dedicate their time to us and may engage in other activities that compete with us, which may result in conflicts of interest that could cause our results of operations to be lower or result in increased risk to the value of our investment portfolio," that addresses the potential conflicts of interest with Crystal River's sub-advisors regarding the limited obligations that the sub-advisors have with respect to Crystal River's business has been added. See pages 5 and 21 of the Amendment.

Comment 14. Please revise your disclosure with respect to relationships with your underwriters to state that there may be potential conflicts of interest and briefly describe such conflicts. Further, please identify the underwriters.

A risk factor titled "There are conflicts of interest in our relationship with certain of our underwriters, which could result in decisions that are not in the best interests of our stockholders," that addresses the potential conflicts of interest due to Crystal River's relationships with the identified underwriters of the offering has been added. See pages 5 and 21-22 of the Amendment.

Our Formation and Structure, page 6

Comment 15. Please discuss the role that your qualified REIT subsidiaries will serve in your operations.

As noted on page 175 of the Amendment, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Crystal River expects that from time to time, it will utilize qualified REIT

subsidiaries as necessary in connection with the structuring of certain investments (*e.g.*, to insulate Crystal River from liabilities related to such investments) or with the structuring of certain financings (*e.g.*, as a co-issuer in an offshore CDO financing). **We have added a discussion of the use of qualified REIT subsidiaries to the section titled "Prospectus Summary—Operating and Regulatory Structure" on pages 12-13 of the Amendment.**

Comment 16. Please revise your chart on page 7 and page 96 to include any ownership held by your manager and its sub-advisors and clarify how your sub-advisors are affiliated with your manager's parent entities.

The charts have been revised to reflect the ownership structure discussed by the Staff and to clarify how the sub-advisors are affiliated with Crystal River's manager's parent entities. See pages 7 and 97 of the Amendment.

Comment 17. We note your disclosure on page 7 that certain senior members of Hyperion Capital's management team have compensatory or other economic interests, the value of which will be derived from your performance and that a portion of the purchase price payable to an affiliate of Ranieri & Co. for its ownership of Hyperion Capital will be derived from the performance of your manager. Please expand your disclosure to briefly describe these compensatory or other economic interests and explain how a portion of the purchase price will be derived from the performance of your manager.

The disclosure relating to these compensatory and other economic interests has been revised to further discuss how a portion of the purchase price of Crystal River's ultimate parent company, Hyperion Capital, is derived from the performance of Hyperion Crystal River. See pages 7 and 97 of the Amendment.

Our Manager, page 7

Comment 18. Please disclose whether Hyperion Crystal River provides management or other services to other entities and when it was formed. In addition, please balance the disclosure and state, if true, that your manager does not have prior experience managing a REIT.

The disclosure regarding Hyperion Crystal River has been revised to indicate that Hyperion Crystal River was formed on January 25, 2005 and currently does not provide management or other services to entities other than Crystal River. In addition, the revised disclosure indicates that Hyperion Crystal River does not have prior experience managing a REIT. See pages 8 and 90 of the Amendment.

Comment 19. We note that Hyperion Crystal River is a wholly-owned subsidiary of Hyperion Capital, whose officers consist of employees of Hyperion Capital and Brookfield or one or more of their respective affiliates. Please clarify, if true, that Hyperion Crystal River has no employees and that neither you nor your manager will have any independent officers and that you and your manager will be entirely dependent on Hyperion Capital for the day-to-day operation of the company. Please also disclose what, if any, operating activities are conducted by your officers or directors, including any specific approval rights with respect to the manager's activities.

The discussion of Hyperion Crystal River has been revised to reflect that Hyperion Crystal River has no employees, that neither Crystal River nor Hyperion Crystal River has any independent officers and that Crystal River and Hyperion Crystal River are entirely dependent on Hyperion Capital for the day-to-day operation of Crystal River. In addition, the discussion now states what operating activities are conducted by Crystal River's officers and directors, including the directors' approval rights with respect to Hyperion Crystal River's activities. See pages 8 and 90 of the Amendment.

Comment 20. Please disclose whether the sub-advisors receive compensation.

The disclosure in the "Prospectus Summary—Management Agreement" section regarding the manager and the sub-advisors has been revised to state the compensation paid by Hyperion Crystal River to Brascan Asset Management and Ranieri & Co. See page 11-12 of the Amendment.

Comment 21. We note your description regarding the resources of Hyperion Capital. Please clarify, if true, that Hyperion Capital is not contractually obligated to provide you with any of these resources.

The discussion of Hyperion Capital's resources has been revised to note that although it is in Hyperion Capital's economic interest to do so (as it benefits from the management fees paid to Hyperion Crystal River, its subsidiary), Hyperion Capital is not contractually obligated to provide Crystal River with access to any of these resources. See pages 8 and 92 of the Amendment.

Comment 22. We note that your manager has formed an investment strategy committee. Please briefly describe the role of this committee and discuss whether this committee will approve each of your investments.

The discussion of the investment strategy committee has been revised to further describe the role of the committee and which investments it approves. See pages 9 and 92 of the Amendment.

Hyperion Capital's Historical Performance page 12

Comment 23. We note the prior performance data obtained from Plan Sponsor Network. If this data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. These materials should be appropriately marked and dated and should refer to the page number on which they are cited. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it and name the provider as an expert in the prospectus.

The Plan Sponsor Network information and data is obtained by Crystal River on a subscription basis pursuant to Hyperion Capital's license agreement with Informa Investment Solutions, Inc. Crystal River is permitted under the license agreement to disclose such information and data in the prospectus. Crystal River does not believe that the provider of this information data is an expert like an accountant, engineer or appraiser, "whose profession gives authority to a statement made by him, who has . . . prepared or certified any part of the registration statement, or . . . any report or valuation which is used in connection with the registration statement" as contemplated in Section 11(a) (4) of the Securities Act and respectfully submits that a consent of the information and data provider is not required. The license agreement makes no assertion that Informa Investment Solutions, Inc. acts under any professional standards promulgated by any professional body or standard setter, and on the contrary, the license agreement contains a disclaimer that notwithstanding its reasonable precautions, Informa Investment Solutions, Inc. cannot guarantee the integrity or accuracy of its data or the error free transmission thereof.

Comment 24. Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary. If applicable, it would be appropriate to disclose that you have not verified the accuracy of the information obtained from Plan Sponsor Network.

The disclaimers relating to the accuracy of the information provided by Plan Sponsor Network have been deleted. Additional disclosure has been added stating that Crystal River has not verified the accuracy of the information obtained from Plan Sponsor Network. See pages 10 and 108 of the Amendment.

Management Agreement, page 12

Comment 25. Please disclose whether the manager is obligated to dedicate certain of its employees exclusively to your business or if the manager itself is obligated to dedicate any specific portion of its time to your business.

The discussion of the management agreement has been revised to indicate that the manager is not obligated to dedicate certain of its employees exclusively to Crystal River nor is it obligated to dedicate any specific portion of its time to Crystal River's business. See pages 10, 92 and 141 of the Amendment.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 14

Comment 26. We note that with Hyperion Capital's conflict of interest policy you will participate on an overall basis equitably with Hyperion Capital's other clients. Please expand your disclosure to quantify what you mean by participate "equitably." For example, how many other clients of

Hyperion Capital have similar investment strategies and will directly compete with you for investments?

The discussion of Hyperion Capital's allocation policy has been revised to further clarify the statement that Crystal River will participate on an overall basis equitably with Hyperion Capital's other clients. See pages 120-121 and 147 of the Amendment.

Our Financing Strategy, page 15

Comment 27. We note that you are not limited in the amount of leverage you may use. Please expand your disclosure to include this information and discuss your current leverage.

Crystal River has revised the disclosure relating to its financing strategy to indicate that its portfolio and leverage are regularly reviewed by its Board of Directors as part of their ongoing oversight of its manager's activities. See pages 115 and 122 of the Amendment.

Our Hedging and Interest Rate Risk Management Strategy, page 16

Comment 28. Please expand your disclosure to briefly discuss the costs associated with your hedging strategy.

The discussion of Crystal River's hedging and interest rate risk management strategy has been revised to briefly discuss the costs associated with Crystal River's different hedging strategies. See page 119 of the Amendment.

Distribution Policy, page 16

Comment 29. We note that you declared a quarterly distribution of $0.25 per share payable on July 13, 2005 and a quarterly distribution of $0.575 per share payable on October 13, 2005. Please expand your disclosure to state what portion of these distributions represented a return of capital. In addition, we note that the July distribution was funded from uninvested cash. Please clarify, if true, that this amount was funded from the uninvested proceeds of your private offering in March 2005.

The discussion of Crystal River's distribution policy has been revised to indicate that the July 13, 2005 and October 13, 2005 distributions were all distributions of earnings and profits of Crystal River and none represented a return of capital. See pages 12, 57-58 and 82 of the Amendment. Once the audit of Crystal River's December 31, 2005 financial statements is complete, similar disclosure will be incorporated with respect to the December 30, 2005 distribution.

Recent Developments, page 20

Comment 30. A "recent developments" section is not appropriate in an initial public offering. Please revise accordingly.

Crystal River has reviewed the Staff's comment and has deleted the section titled "Recent Developments."

Risk Factors, page 25

Comment 31. Please avoid using phrases such as "material adverse effect," "adverse effect," "adversely affect" or "adversely impact" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

Such phrases, to the extent they appear in the risk factors described in the prospectus, have been revised consistent with the Staff's comment. See the risk factors on pages 18-53 of the Amendment.

Comment 32. Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or a general business risk. We note the following examples:

- "We may allocate the net proceeds from this offering to investments with which you may not agree," page 30

- "We operate in a highly competitive market for investment opportunities," page 30

- "We may not be able to successfully complete securitization transactions," page 31

- "We may not realize gains or income from our investments," page 37

- "Our real estate investments are subject to risks particular to real property," page 37

Please revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The risk factor captions have been revised, where appropriate, to respond to the Staff's comment. See pages 18-53 of the Amendment.

Comment 33. We note that Deutsche Bank Securities, Citigroup and Wachovia Securities are underwriting this offering. We further note that you have entered into master repurchase agreements with Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC and Wachovia Bank, N.A. and that you have also entered into swap trades with Deutsche Bank Securities and Wachovia Capital Markets. In addition, we note that Deutsche Bank Securities is a stockholder and that Deutsche Bank Securities and its affiliates has sold to you and certain affiliates of Hyperion Capital, from time to time, investments in ABS, CMBS, hybrid ARMS (agency and non-agency), mezzanine loans and B-loans. Please include a risk factor that addresses the potential conflicts of interest of the underwriters in this offering.

A risk factor titled "There are conflicts of interest in our relationship with certain of our underwriters, which could result in decisions that are not in the best interests of our stockholders," that addresses the potential conflicts of interest with the underwriters relating to Crystal River's other relationships with the underwriters has been added. See pages 21-22 of the Amendment.

Risks Related to Our Business and Investment Strategy, page 25

We are dependent upon Hyperion Capital's key personnel..., page 26

Comment 34. We note that you depend on the diligence, skill and network of business contacts of the senior management of Hyperion Capital. Please expand your disclosure to identify the members of senior management.

The discussion of Hyperion Capital's key personnel has been revised to identify the members of senior management on whose diligence, skill and networks of business contacts Crystal River relies. See page 19 of the Amendment.

Hyperion Crystal River manages our portfolio pursuant to very broad..., page 26

Comment 35. We note that your directors periodically review your investment guidelines and your investment portfolio, but do not review all of your proposed investments. Please expand the disclosure to specify what investments, if any, are required to be approved by the board.

The risk factor has been revised to specify which investments, if any, are required to be approved by the Board of Directors of Crystal River. See pages 19-20 of the Amendment.

There are conflicts of interest in our relationship with Hyperion Capital..., page 27

Comment 36. Please disclose the risk that Hyperion Capital and the sub-advisors, and each of their officers and employees, may engage in other business activities in a separate risk factor.

A risk factor titled "Hyperion Capital and our sub-advisors are not contractually obligated to dedicate their time to us and may engage in other activities that compete with us, which may result in conflicts of interest that could cause our results of operations to be lower or result in increased risk to the value of our investment portfolio," that addresses the risk that Hyperion Capital and the sub-advisors, and each of their officers and employees, may engage in other business activities has been added. See page 21 of the Amendment.

We may compete with existing and future investment vehicles..., page 28

Comment 37. Please disclose whether either of Hyperion Capital or Brascan Asset Management currently sponsors or manages any investment vehicles that have a similar investment focus to you or that overlaps with your focus.

This risk factor has been revised to disclose that Brookfield currently sponsors one investment vehicle and Hyperion Capital manages one investment vehicle and two client accounts (and each may in the future sponsor or manage other investment vehicles) with investment focuses that overlap a portion of Crystal River's investment focus. See page 22 of the Amendment.

Our failure to manage future growth..., page 29

Comment 38. We note that loan documents that you have executed contain, and loan documents that you may execute may contain, negative covenants. Please expand your disclosure to briefly describe the negative covenants in loan documents that you have executed.

The risk factor has been revised to provide a brief description of the negative covenants in Crystal River's master repurchase agreements. See pages 23-24 of the Amendment.

The use of CDO financings with over-collateralization..., page 31

Comment 39. Please clarify whether the terms of CDO—2005-1 required over-collateralization.

The discussion of over-collateralization has been revised to reflect that the terms of CDO—2005-1 require over-collateralization and that Crystal River expects its future CDO financings to have some level of over-collateralization requirements. See page 26 of the Amendment.

We may not be able to renew the total return swaps..., page 32

Comment 40. Please expand your disclosure to define what you mean by "total return swaps."

The risk factor has been revised to define the term "total return swaps." See pages 26-27 of the Amendment.

Rapid changes in the values of our MBS and other real estate related..., page 35

Comment 41. We note your reference to the illiquid nature of many of your non-real estate assets. Please expand your disclosure to briefly describe how these assets are illiquid.

The discussion of illiquidity has been revised to discuss that because there are no established trading markets for some of the investments that Crystal River might need to sell to maintain its REIT qualification and its Investment Company Act exclusion, it might be difficult for Crystal River to quickly sell such assets for their fair value, which may cause it to change its mix of portfolio investments, which may not produce optimal returns consistent with its investment strategy. See page 29 of the Amendment.

We are highly dependent on information systems..., page 35

Comment 42. We note that your business is highly dependent on communications and information systems. Please expand your disclosure to briefly describe these communications and information systems and any failures these systems have suffered.

This risk factor has been revised to describe the communications and information systems and to indicate that certain of the systems were interrupted as part of system-wide interruptions following the September 11, 2001 terrorist attacks and the East Coast electrical power black-out in August 2003. See page 30 of the Amendment.

Risks Related to Our Investments..., page 37

We may not realize gains or income from our investments..., page 37

Comment 43. We note that you may not realize gains or income from your investments. Please expand your disclosure to state specifically the risks that would cause you not to realize gains or income from your investments. If such risks are detailed elsewhere, please consider removing this risk factor.

The risks referenced in this risk factor are detailed elsewhere in the "Risk Factors" section and accordingly, this risk factor has been deleted due to its redundancy.

We may not be able to identify satisfactory alternative investments..., page 38

Comment 44. Please expand your disclosure to quantify the portion of your assets in RMBS investments.

The risk factor has been revised to quantify the portion of Crystal River's assets as of September 30, 2005 that were invested in RMBS. See page 33 of the Amendment.

Declines in the market values..., page 43

Comment 45. Please expand your disclosure to address your current repurchase agreements. In particular, please disclose the percentage of your repo debt that is subject to margin calls and briefly describe the cushion, if any, between the current value of the collateral and the value at which a margin call would be triggered.

The risk factor has been revised to address Crystal River's repurchase agreements, specifically disclosing that all of Crystal River's repurchase agreements are subject to bilateral margin calls and describing the cushion between the current value of collateral and the margin call thresholds for repurchase agreements in place as of September 30, 2005. See pages 37-38 of the Amendment.

The lack of liquidity..., page 43

Comment 46. Please specify the types of assets that you are most likely to own that would be illiquid, including, if appropriate, the "first loss" securities of your securitization transactions.

The risk factor has been revised to specify that Crystal River's investments in subordinated MBS, timber or power generating plants could be illiquid. See page 38 of the Amendment.

Hedging instruments often are not traded on regulated exchanges..., page 45

We may enter into derivative contracts that could expose us ..., page 46

Comment 47. Please revise to disclose the types of derivatives and hedging instruments in which you may invest.

These risk factors have been combined into one risk factor titled "Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs that could expose us to unexpected economic losses in the future." The discussion of risks relating to hedging instruments and derivative contracts has been revised to disclose the types of each in which Crystal River currently invests and intends in the future to invest. See page 40 of the Amendment.

Tax Risks, page 54

If we make distributions in excess of our current and accumulated earnings..., page 58

Comment 48. Please expand your disclosure to provide what portion, if any, of the July and October distributions that constituted a return of capital.

The discussion of Crystal River's distributions has been revised to indicate that the July 13, 2005 and October 13, 2005 distributions were all distributions of earnings and profits of Crystal River and none represented a return of capital. See page 53 of the Amendment. Once the audit of Crystal River's December 31, 2005 financial statements is complete, similar disclosure will be incorporated with respect to the December 30, 2005 distribution.

Distribution Policy, page 62

Comment 49. Please disclose the relative significance of the taxable income that may be generated in your taxable REIT subsidiaries and whether you intend to retain earnings in these subsidiaries.

The disclosure regarding Crystal River's distribution policy has been revised to reflect that Crystal River does not anticipate earning a significant level of taxable income through its taxable REIT subsidiaries in comparison to its consolidated results of operations. If Crystal River's taxable REIT subsidiaries generate taxable income, from time to time, in the

discretion of management, such amounts, net of tax, may be distributed to Crystal River and, by extension, to its stockholders. See page 57 of the Amendment.

Comment 50. Please revise to state, if applicable, that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

The discussion of Crystal River's distribution policy has been revised to state that if Crystal River's cash available for distribution is less than 90% of its REIT taxable income, it could require Crystal River to sell assets or borrow funds in order to make distributions. See page 57 of the Amendment.

Management's Discussion and Analysis, page 67

Our Business Model, page 68

Comment 51. Please expand your discussion regarding match funding. In particular, please disclose the degree of match-funding for each type of assets and for assets secured by repos and assets secured via securitizations.

The discussion of Crystal River's business model has been revised to expand the discussion of match funding, in particular, disclosing the degree of match-funding for Crystal River's MBS investments and assets secured via securitizations. See page 64 of the Amendment.

Critical Accounting Policies

Revenue Recognition, page 73

Comment 52. It appears that the nature of assumptions for your model in determining interest income, such as projected prepayments, may be subjective. It also appears that these assumptions may be susceptible to change. Please provide the readers with a quantitative analysis explaining the impact changes in the assumptions could have on interest income. Refer to SEC Release 33-8350.

Hyperion Capital, through its extensive experience in investing in MBS, has developed models based on historical data in order to estimate the lifetime prepayment speeds and lifetime credit losses for pools of mortgage loans. The models are based primarily on loan characteristics, such as loan-to-value ratios (LTV), credit scores, loan type, loan rate, property type, etc., and also include other qualitative factors such as the loan originator and servicer. For credit losses, the models also assume a certain level of stress to prevailing employment rates and housing prices. Once the models have been used to project the base case prepayment speeds and to project the base case cumulative loss, those outputs are used to create yield estimates and to project cash flows.

Since mortgage assets amortize over long periods of time (*i.e.*, 30 years in the case of RMBS assets or 10 years in the case of CMBS assets), the expected lifetime prepayment experience

and the expected lifetime credit losses projected by the models are subject to modification in light of actual experience assessed from time to time. For each of the purchased mortgage pools, Crystal River's manager tracks the actual monthly prepayment experience and the monthly loss experience, if any. To the extent that the actual performance trend over a 6-12 month period of time does not reasonably approximate the expected lifetime trend, in consideration of the seasoning of the asset, the manager will make adjustments to the assumptions and revise yield estimates and projected cash flows.

The following hypothetical example reflects the impact of a change in the historical prepayment experience:

Assumptions:
Price = 101.75% of par
Current Face = $1,000,000.00
Investment at cost = $1,017,500.00

Constant Prepayment Rate	Yield	Annual Income	Percent Difference
6%	5.54%	$57,129.30	14%
15%	5.09%	$52,481.09	5%
20%	4.85%	$49,978.37	0%
40%	3.97%	$40,754.16	(18%)
60%	3.06%	$31,394.35	(37%)

Consistent with SEC Release 33-8350, the discussion of revenue recognition has been revised to discuss the manner in which assumptions relating to projected repayments and credit losses are determined, and how such assumptions are revised based on historical performance as well as to include the analytical example reflected above. See pages 70-71 of the Amendment.

Investment Consolidation, pages 70-72

Comment 53. Please summarize the rights of the Trust and tell us how you considered these rights in determining whether the Trust meets the definition of a QSPE in accordance with SFAS 140. Refer to paragraphs 35 and 39 of SFAS 140.

Crystal River's SFAS 140 analysis begins with a review of all relevant transaction documents relating to the MBS investment, which typically includes Pooling and Servicing Agreements, Assumption and Assignment Agreements, Prospectuses, Private Placement Memoranda, Mortgage Loan Purchase Agreements, Intercreditor Agreements and any other relevant documentation. In Crystal River's portfolio, there generally are two types of securitized mortgage investments: Residential MBS ("RMBS") and Commercial MBS ("CMBS" and collectively with RMBS, "MBS"). In order to qualify as a QSPE, there are four necessary elements Crystal River considered as prescribed by paragraph 35 of SFAS 140, which must be met both initially and prospectively. Crystal River also considered the Implementation Guidance of SFAS 140.

Under paragraph 35(a), the Trust needs to be demonstrably distinct from the transferor. With respect to all of Crystal River's investments in Controlling Class RMBS and CMBS, Crystal River could not definitively conclude from the documentation available whether the transferor initially or prospectively held more than 90% of the fair value of the beneficial interests unless Crystal River itself purchased more than 10% of the fair value of the beneficial interests. Based on discussions with several of the investment banks that underwrote the offerings and its manager's significant investment experience, it is believed that it is extremely unlikely that the transferors initially retained or prospectively acquired 90% of the interests in the trusts as these MBS investments are widely distributed and retaining interests in the trust at that significant a level is inconsistent from what is commonly understood as the purpose of the securitization. Significantly, the trustee for the MBS does not have a list of securityholders since the securities are registered with DTC in book-entry form. DTC only has the names of the custodian banks or other intermediaries and not the names of the actual owners. Accordingly, Crystal River cannot definitively determine at any one point in time if the transferor is demonstrably distinct from the trust. Given the uncertainty with respect to QSPE treatment due to ongoing review by accounting standard setters (including the FASB project to amend SFAS 140 and the recently added FASB project on servicer discretion in a QSPE), potential actions by various parties involved with the QSPE, as well as varying and evolving interpretations of the QSPE criteria under SFAS 140, Crystal River has provided the pro forma data under "Critical Accounting Policies—Investment Consolidation," on pages 66-71 of the Amendment.

Paragraph 35(b) requires that the permitted activities of the servicers be significantly limited, entirely specified in the legal documents that establish the trust, and may be significantly changed only with the approval of the majority of beneficial interests held by entities other than any transferor, its affiliates and its agents. For RMBS, Crystal River primarily focused on the powers and decision-making authority of the servicer when examining whether or not the activities of the trust were significantly limited. The servicer has some discretion in terms of when they may declare a loan to be in default but there were explicit limitations on the amount of time that a servicer could allow a loan to be delinquent before declaring it to be in default. After a loan is declared in default there is limited discretion left to the servicer with respect to the resolution of the mortgage. The limited decision-making authority and the requirements for the treatment of the defaulted loans were all specified in the transaction documents. The transaction documents did not provide the servicer discretion with respect to the sale of defaulted receivables and are consistent with the guidance provided in paragraph 43(a) of SFAS 140.

Many, but not all, of the CMBS and RMBS investments that Crystal River holds contain provisions that provide for additional discretion to the servicer and/or special servicer. Examples of such provisions include the waiving of "due on sale" clauses, the ability of the borrower to substitute collateral, provisions regarding the holding period and process of disposition of non-financial assets, modification or extension of loans by the servicer and defeasance clauses. Based on its review and discussions with industry participants, Crystal River understands that these terms and provisions are present in most CMBS and RMBS transactions. Questions concerning the discretion permitted as a result of the provisions described above are currently being discussed in connection with the FASB's project on servicer discretion in a QSPE. Crystal River believes, consistent with other industry participants, that these provisions are not inconsistent with the permitted powers of a QSPE and SFAS 140.

The documents governing each MBS investment contain provisions pertaining to amendments and the transferor, its affiliates and its agents typically were excluded from voting on changes to the terms of the trust. Significant changes could be made only with the approval of the majority of the beneficial interests held by entities other than any transferor, its affiliates and its agents. Non-substantive changes that do not negatively affect the interests in the trusts could be made by the trustee and the depositor.

Paragraph 35(c) sets limits on the assets held by the trust. The assets placed into both RMBS and CMBS investments were passive in nature and while a few investments contained derivatives in the trusts, they were present to offset certain risks to the beneficial interests. Mortgage insurance policies were present in some of the investments, but they are allowed under SFAS 140. The investment rights permitted the trusts to hold servicing rights, to temporarily hold non-financial assets obtained through the foreclosure process and to hold cash collected from the assets or high quality, short-term investments held pending distribution of cash to the beneficial interest holders.

Paragraph 35(d) addresses the sale and disposition of non-cash financial assets, including the underlying loans held that were not permitted to be sold. All of the MBS transactions had "clean up call" provisions which automatically come into effect when the value of the assets in the trust declines to a certain percentage of their original balance. In most cases, this call option was held by the transferor, although in certain cases it was granted to the servicer. There were no put options given to the beneficial interest holders.

Comment 54. Please advise us of and expand your disclosure to explain the primary differences between the cash flow method and fair value method and your rationale for using the fair value method when computing the expected losses and expected residual returns. In this regard, please also disclose the risks absorbed by the variable interest holders and how you considered these risks in your calculation of the expected losses and residual returns under the fair value approach.

The primary difference between the fair value method and the cash flow method is the difference in the yield curves used to discount projected cash flow outcomes. The fair value method uses multiple yield curves, representing possible interest rate environments at the time the cash is distributable, while the cash flow method uses only the current yield curve on the evaluation date. Crystal River believes that the fair value method (in which we apply a discount to correct for differences in payments) more clearly reflects the risks of ownership to the portfolio as it states the market value risk that the company incurs under various interest rate scenarios, factoring in the long repayment period and the timing of cash flows. There are no differences in the projected cash flows used under the fair value method and the cash flow method. In computing cash flows, Crystal River identified various combinations of interest rate and credit scenarios and computed cash flows for each of the tranches of a particular security for each scenario. These cash flow scenarios are discounted based on the prevalent interest rate and weighted by probability of occurrence to arrive at an expected value. Lastly, the risks absorbed by the variable holders are then compared to the risks absorbed by all of the security's classes.

The discussion of investment consolidation has been revised accordingly. See pages 66-71 of the Amendment.

Comment 55. Please advise us of and expand your disclosure to further explain how the fair value approach differs from the guidance proposed in FIN 46(R)-c and how this changes your conclusion in determining the primary beneficiary for all trusts in which you have a Controlling Class CMBS and RMBS investment.

Under the fair value method, expected losses and residual returns are computed by projecting multiple possible cash flow outcomes under a combination of different interest rate and credit environments and weighting each possible scenario based on its projected probability of occurrence. Those possible cash flows are discounted using different yield curves, each of which represents the potential interest rate environment at the time the cash is received. The fair value method seeks to measure variability based on the relative value of cash flows.

FIN 46(R)–c, "Determining the Variability to Be Considered In Applying FASB Interpretation No. 46(R)" ("FIN 46 (R)–c") paragraph 7 states that the "variability to be considered when applying Interpretation 46(R) shall be based on the design of the entity." Paragraph 10 further states that the "type of variability to be considered shall be based on the purpose for which the entity was created and the nature of the risks the entity was designed to create and pass along to interest holders in the entity." Paragraph 13 clarifies that for entities that have issued both senior interests and subordinated interests, the determination of what variability should be considered will often be affected by whether the subordination is substantive. If the subordination is substantive, the uncertainty that is absorbed by the subordinated interest is strongly indicated as a variability that is created by the design of the entity.

Crystal River considered the proposed guidance identified above by FIN 46(R)–c, and notes that Crystal River's Controlling Class CMBS and RMBS investments have both senior and subordinate interests. Crystal River believes that the subordination is substantively consistent with the discussion in the footnote to paragraph 13 of FIN 46(R)–c because Crystal River's junior tranche investments absorb expected losses prior to the senior interests not held by Crystal River. Further, because Crystal River holds the most junior tranche in the Controlling Class CMBS and RMBS investments, the amount of subordination in relation to the overall expected losses is significant. Crystal River believes that if FIN 46(R)–c is adopted as it is currently proposed, credit risk will be determined to be substantive given the design of the Controlling Class CMBS and RMBS investments. Therefore, evaluation of whether Crystal River is the primary beneficiary in accordance with FIN 46(R)–c will be based upon credit risk assumptions and will not include interest rate risk. Application of FIN 46(R)–c without the inclusion of interest rate risk to the Controlling Class CMBS and RMBS investments would result in Crystal River being considered the primary beneficiary as greater than 50% of the losses and residual returns will typically be allocated to Crystal River. Crystal River would be required to consolidate the Controlling Class CMBS and RMBS investments' assets, liabilities and results of operations in its financial statements. The discussion of investment consolidation has been revised accordingly. See pages 66-69 of the Amendment.

Comment 56. Please reconcile your primary beneficiary conclusion for the Controlling Class CMBS and RMBS investments disclosed here compared to your disclosure on page F-12 with respect to CMBS and RMBS investments in which you own a greater than 50% interest in the most subordinate class.

In the discussion of the primary beneficiary analysis on page 71 of the Primary Form S-11, the disclosure provides that "using the fair value approach to compute expected losses and expected residual returns, [Crystal River has] concluded that [it] would not be the primary beneficiary under FIN 46R of any of the underlying trusts," which is consistent with the disclosure regarding Controlling Class CMBS and RMBS on pages F-12 and F-36 of the Primary Form S-11.

If FIN 46(R)-c is adopted in its current form, it may result in the exclusion of interest rate risk as a variable in the performance of a FIN 46R analysis to determine the expected losses and residual returns and which party, if any, is the primary beneficiary in Controlling Class CMBS and RMBS investments. Without the ability to assume interest rate risk in its analysis, Crystal River believes that it would be deemed to be the primary beneficiary (due to its ownership of the first loss position via the junior tranche) and accordingly, would be required to consolidate the assets, liabilities and results of operations of the Controlling Class CMBS and RMBS investments under FIN 46(R)-c. For illustrative purposes, on pages 67-68 of the Amendment, Crystal River has presented a pro forma balance sheet as of September 30, 2005 and pro forma statements of income for the period March 15, 2005 (commencement of operations) to June 30, 2005 and for the three months ended September 30, 2005 as if the Controlling Class CMBS and RMBS investments had been consolidated under FIN 46(R)-c as of the beginning of each period presented.

These pro forma financial statements were derived by using the data relating to the 24 Controlling Class CMBS and RMBS owned by Crystal River as of September 30, 2005, which are listed in note 2 to the September 30, 2005 financial statements (starting on page F-32). For each of those controlling classes that was owned, Crystal River obtained from the trustee financial reports including the total amount of the outstanding securitized loans, the total amount of debt outstanding as of September 30, 2005 for such trust, and the total amount of interest income earned and interest expense for the trust during the reported period. The pro forma balance sheet was grossed up to present the consolidation of assets of these 24 trusts (net of the portion owned by Crystal River, which is included in the historical balance sheet). The portion of the trust's assets less Crystal River's investment in the trust's assets are presented on the pro forma balance sheet as minority interest. Also, in the pro forma income statements, the amount of the net interest income presents the consolidation of all the trust's interest income (net of the portion allocable to the Controlling Class MBS owned by Crystal River, which is presented in the historical income statements). The amount of the entire trusts' interest income less Crystal River's share of the trusts' income is classified as a minority interest deduction. Crystal River has added footnote disclosure to the pro forma balance sheet to explain the methodology used to derive the pro forma financial statements.

Financial Condition, page 75

Comment 57. Please include information regarding the credit rating of your MBS holdings.

The credit ratings of Crystal River's MBS investments as of September 30, 2005 have been added in tabular format. See page 74 of the Amendment.

Results of Operations, page 79

Comment 58. Please disclose where appropriate the fact that the manager has waived its right to reimbursement for third party expenses until December 31, 2005 and the amount that would otherwise have been required to be reimbursed.

The management agreement with Hyperion Crystal River, which was negotiated before Crystal River's business model was implemented, provides that Crystal River will reimburse its manager for certain third party expenses that it incurs on Crystal River's behalf, including rent and utilities. Hyperion Capital incurs such costs and did not allocate any such expenses to the manager in 2005 as the manager's use of such services were deemed to be immaterial. In 2006, Hyperion Capital will reevaluate whether any such rent and utility costs will be allocated to Hyperion Crystal River and if so, Crystal River will be responsible for reimbursing such costs allocable to its operations absent any further waiver of reimbursement by the manager. See pages 78-79 of the Amendment.

Contractual Obligations and Commitments, page 81

Comment 59. Please briefly describe the covenants contained in the standard master repurchase agreement.

The discussion of Crystal River's contractual obligations and commitments has been revised to briefly describe the covenants contained in the several standard master repurchase agreements to which it is a party. See pages 81-82 of the Amendment.

Comment 60. Please expand your disclosure on page 83 to clarify your short term and long term liquidity needs. We note for example that margin calls created by prepayments may create a short term liquidity need. Please identify other needs, including margin calls created by facts not related to prepayments, such as a change in the market value of the collateral, and additional investments.

The disclosure on Crystal River's contractual obligations and commitments has been revised to clarify short-term liquidity needs. See page 82 of the Amendment.

Quantitative and Qualitative Disclosures About Market Risk, page 85

Comment 61. Please advise us why you have not included a discussion of the risks of changes in the yield spreads in the MBS market on your business, including the risk that changes in the yield spread on MBS could impact the value of your assets.

Crystal River has added a discussion of the risks that changes in the yield spread in the MBS market could have on the value of its assets. See pages 84-85 of the Amendment.

Business, page 90

Our Business Strengths, page 93

Comment 62. Please provide us support for the following statements:

- "Hyperion Capital has a long history of excellent investment performance across MBS and ABS sectors and consistently has been recognized as one of the top investment advisors in these sectors;" and

- "In the last five years, Hyperion Capital's and its affiliates' assets under management have grown from approximately $4.5 billion to approximately $18.2 billion as of September 30, 2005."

Attached hereto as Exhibit A is an excerpt from a report by Nelson Marketplace, a subsidiary of Thomson Financial, that indicates Hyperion Capital's performance across the MBS and ABS sectors. As illustration, for the 20 and 40 quarter periods ending September 30, 2004, Hyperion Capital ranked in the top 3% of commercial MBS and enhanced MBS advisors, respectively.

The disclosure in the second bullet point above has been revised to reflect Hyperion Capital's and its affiliates assets under management as of December 31, 2005, which totaled $17.6 billion. Attached hereto as Exhibits B-1 and B-2 are schedules obtained from Hyperion Capital's portfolio manager detailing Hyperion Capital's assets under management as of January 31, 2000 and as of December 31, 2005, respectively, that reflect the growth in assets under management over the last six years from $4.5 billion to $17.6 billion as disclosed in the Amendment.

Comment 63. We note your statement at the bottom of page 94 that you have access to Hyperion Capital's portfolio management infrastructure, which includes a comprehensive, sophisticated systems platform. Please expand your disclosure to clarify, if true, that Hyperion Capital has no contractual obligation to provide you with access to its infrastructure and briefly describe what you mean by "comprehensive, sophisticated systems platform."

The disclosure relating to Hyperion Capital's portfolio management infrastructure has been revised to state that Hyperion Capital has no contractual obligation to provide Crystal River with access to its infrastructure and to further describe its comprehensive, sophisticated systems platform. See page 95 of the Amendment.

Comment 64. We note your statement on page 95 that you intend to capitalize on the proprietary deal-sourcing opportunities that you believe Hyperion Capital, Brascan Asset Management and Ranieri & Co. each bring to you. Please define what you mean by "proprietary deal-sourcing opportunities" and briefly describe Hyperion Capital's close relationships with a large and diverse group of financial intermediaries.

The disclosure of Crystal River's business strengths has been revised to explain that Crystal River expects Hyperion Capital, Brascan Asset Management and Ranieri & Co., in sourcing investments for Crystal River, to capitalize on their respective close relationships with a large and diverse group of financial intermediaries that each of them has developed over the course of the last several years through their prior investing and financing transactions with other industry participants. See pages 95-96 of the Amendment.

Investment Strategy, page 97

Comment 65. Please revise your disclosure to highlight that you have not adopted policies that require you to establish or maintain any specific asset allocations and that your targeted allocations will vary from time to time.

The disclosure regarding Crystal River's investment strategy has been revised accordingly. See page 98 of the Amendment.

Comment 66. We note that you intend to originate or purchase whole loans, mezzanine loans and construction loans. Please expand your disclosure to quantify the portion of your loans that you have originated to date.

The discussion of Crystal River's loan origination activities has been revised to disclose that Crystal River originated approximately 75% of the aggregate principal amount of real estate loan investments held as of September 30, 2005. See page 102 of the Amendment.

Hyperion Capital's Historical Performance, page 107

Comment 67. We note that the data provided relates to the performance of a small percentage of the manager's AUM. Please include introductory disclosure that explains why you are only providing performance data with respect to MBS and not with respect to other assets managed by the manager, especially the types of assets that you intend to target.

The discussion of Hyperion Capital's historical performance has been revised to add introductory disclosure that explains that the two categories of assets for which Hyperion Capital's performance data are included are the only asset classes included in the manager's AUM that comprise a portion of Crystal River's current and intended portfolio. As Hyperion Capital's Composite CMBS strategy is not consistent with Crystal River's current or intended portfolio, reference to that strategy's historical performance has been deleted. See page 108 of the Amendment.

Comment 68. Please define "Enhanced MBS," "high yield CMBS," "percentile" and "composite dispersion."

These terms have been defined on pages 108-110 of the Amendment.

Comment 69. Please advise us whether you considered reflecting comparable performance data with respect to your own assets managed by the manager since your inception. Please provide us such data.

Hyperion Capital, in marketing its investment advisory services, has measured its performance against certain benchmark indices for the different investment strategies it employs for various investors. See pages 108-110 of the Amendment. Conversely, Crystal River has adopted a strategy that involves buying and holding a portfolio of diversified targeted investments to maximize its long-term leveraged return that is not intended to match or outperform any such benchmarks. Accordingly, Crystal River does not believe it appropriate to compare its performance against such benchmarks.

Comment 70. Please disclose any major adverse business developments suffered by the manager with respect to the assets under management.

Crystal River supplementally confirms that the assets under management by Hyperion Crystal River have not suffered any major adverse business developments.

Our Financing Strategy, page 115

Comment 71. We note your examples regarding the use of leverage on page 117 and the illustration on the impact of interest rate volatility on return on page 119. Please balance these examples with corresponding examples regarding the risks associated with leverage and ineffective hedging and clarify that such risks associated with leverage and hedging may result in losses.

As discussed with Ms. Gowetski in a telephone conference on Friday, January 13, 2006, Crystal River has revised the disclosure regarding the use of leverage and the impact of rate volatility on pages 117 and 120, respectively, of the Amendment to further discuss, textually, the range of returns based on the hypothetical posed in the tabular disclosure for a hedge that is fully inefficient and a hedge that is fully efficient. See page 120 of the Amendment.

Management, page 125

Comment 72. We note that five members of you board of directors have been determined to be independent in accordance with the general independence standards of the New York Stock Exchange. Please provide us your analysis as to how these members were determined to be independent.

Pursuant to section 303A.02 of the New York Stock Exchange's Listed Company Manual, which we refer to as the Manual, no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company. While the Manual does not provide for all circumstances in which a director will be deemed not independent, it does assert that a director is not independent if, among other things, (i) the director is, or has been within the last three years, an employee or, if an immediate family member of the director, an executive officer of the listed company; (ii) the director or an immediate family member has received from the listed company during any 12-month period within the last three years more than $100,000 in direct compensation, other than director and committee fees and pensions or other forms of deferred compensation for prior service; (iii) the director or an immediate family member (a) is a current partner or, if the director is an employee of the listed company's internal or external auditing firm or has an immediate family member who is an employee that participates in such firm's audit, assurance or tax compliance (excluding tax planning), or (b) was within the last three years, but is no longer, a partner or employee of such firm and personally worked on the listed company's audit within that time; (iv) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee; or (v) the director is a current employee or, if an immediate family member, is a current executive officer of a company that has made payments to, or received payments from, the listed company for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenue.

Consistent with the guidelines provided by the Manual, the Board of Directors of Crystal River has examined each director to determine whether such director should be determined to be independent in accordance with the general independence standards of the New York Stock Exchange. In connection with such examination, each of Crystal River's directors completed a questionnaire addressing their independence in the context of the criteria discussed above. Based on the examination, the Board of Directors affirmatively determined that Rodman Drake, Janet Graham, Harald Hansen, William Paulsen and Louis Salvatore did not have any of the proscribed relationships nor any material relationship that would impact their ability to act independently from management, and therefore they meet the standards for service as independent directors in accordance with the independence standards of the New York Stock Exchange.

Management Agreement, page 137

Comment 73. Please disclose whether any or all Hyperion Crystal River employees are contractually dedicated to Hyperion Crystal River's management agreement obligations. In addition, please disclose whether Hyperion Crystal River may, or intends to, provide services to third parties.

The discussion of the Management Agreement has been revised to reflect that none of Hyperion Capital's employees are contractually dedicated to Hyperion Crystal River's management agreement obligations. Crystal River supplementally confirms that at the current time, Hyperion Crystal River does not, nor does it intend to, provide services to third parties. See page 141 of the Amendment.

Comment 74. Please disclose whether there is any limit on your reimbursement of expenses to your manager.

Crystal River has revised the disclosure to indicate that there is no annual limit on its reimbursement of expenses to its manager. See page 143 of the Amendment.

Conflicts of Interest In Our Relationship With Hyperion Crystal River and Hyperion Capital, page 143

Comment 75. On page 116, please clarify what you mean when you state that at the discretion of your manager and you, your manager may enter into a separate agreement with your TRS so long as the overall economic terms of the management agreements do not change. Please clarify whether your manager will receive additional compensation if it performs additional work for your TRS.

The discussion referenced in the Staff's comment has been revised to reflect that, at the discretion of Crystal River and its manager, the manager may enter into a separate management agreement with Crystal River's TRS so long as the aggregate compensation paid to the manager by Crystal River and its TRS does not exceed the aggregate compensation payable under the management agreement with the manager. See page 149 of the Amendment.

Principal Stockholders, page 148

Comment 76. Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.

Crystal River has implemented the Staff's comment. See page 151 of the Amendment.

Certain Relationships and Related Transactions, page 150

Comment 77. We note that you borrowed $35 million from Trilon International Inc. (Barbados), an affiliate of your manager. Please clarify the purpose of this loan and why it was extended. In addition, please disclose whether this rate of interest is higher than what you would pay a third party.

The loan from Trilon International Inc. (Barbados) ("Trilon") was incurred to finance the investment in the Forbes Trinchera Ranch loan. Trilon was selected as the financing source because it agreed to finance 100% of the investment on terms that were more favorable to Crystal River than it was able to obtain from an unrelated third-party lender. The Trilon loan was unsecured and bore interest at a lower rate than other unsecured loan bids that Crystal River was able to obtain. Crystal River financed the Forbes Trinchera Ranch loan in a manner consistent with its investment and leverage strategy. The discussion of the Trilon loan has been revised accordingly. See page 153 of the Amendment.

Comment 78. We note the investments that were sourced by related parties in 2005. Please expand your disclosure to clarify whether these related parties received fees in connection with sourcing these investments.

The discussion of these investments has been revised, as applicable, to indicate in which instances Crystal River paid a sourcing fee to a related party and whether such fees were customary. See page 153 of the Amendment.

Comment 79. We note that you purchased the preferred equity piece of Millerton CDO I. Please disclose the amount paid. In addition, please revise your disclosure to clarify, if true, that this preferred equity piece is subordinated to all the debt securities and is not entitled to any distributions until all the payments have been made to the debt holders and expenses paid.

The disclosure regarding Crystal River's investment in Millerton CDO I has been revised to reflect that the preferred equity piece is subordinated to all the debt securities of Millerton CDO I and it is not entitled to any distributions from Millerton CDO I until all payments have been made to holders of debt securities issued by Millerton CDO I and all expenses of Millerton CDO I have been paid. See page 153 of the Amendment.

Federal Income Tax Consequences of Our Qualification as a REIT, page 169

Comment 80. Since the REIT opinion will be issued in 2006, please confirm, and revise your description of the opinion accordingly, that the opinion will state that you "have been organized in conformity . . . have operated . . . and your proposed method of operation will enable you to continue to meet . . ." the REIT requirements.

The discussion of the Paul, Hastings opinion has been revised to state that Crystal River "has been organized in conformity . . . has operated . . . and its proposed method of operation will enable it to continue to meet . . ." the REIT requirements. See page 172 of the Amendment.

Underwriting, page 193

Comment 81. Please clarify whether you will pay the selling stockholder expenses.

The disclosure in the "Underwriting" section has been revised to state which selling stockholder expenses Crystal River will pay on behalf of the selling stockholders. See page 194 of the Amendment.

<u>Comment 82</u>. We note your disclosure that, at your request, the underwriters have reserved shares for sale to certain employees, customers and other individuals:

- except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

- no offers were made prior to the filing of the registration statement;

- offers were made only with the prospectus; and

- no funds have or will be committed or paid prior to effectiveness of the registration statement.

When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program.

Attached as Exhibits C-1 through C-4 are forms of the materials that the underwriters currently plan to use in connection with the directed share program.

<u>Comment 83</u>. We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

- Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

- Briefly describe any electronic distribution in the filing.

- Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

- Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

Each of Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC has advised Crystal River that it does not intend to engage in the electronic offer, sale or distribution of the shares. However, the nature of the syndication process is such that the final list of syndicate members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the syndicate group are, and what their plans for electronic distribution will be, until after the Primary Form S-11 is declared effective, Crystal River is unable to disclose any syndicate member's plans for electronic distribution in the registration statement before it is declared effective. However, at the time that the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited are expected to accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and with respect to which the Commission raised no objections. Crystal River has also been advised by Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC that they may rely on new Rules 172 and 173 with respect to delivery of the final prospectus. Crystal River will supplement this response and update its disclosure if the representatives subsequently determine that they will engage in the electronic offer, sale or distribution of the shares.

None of Crystal River, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC has any arrangements with third-party internet hosts to host or access the preliminary prospectus on the Internet. Crystal River will supplement this response and update its disclosure if it or the underwriters subsequently enter into any arrangements with a third-party host for access to the preliminary prospectus on the Internet.

Each of Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC does not and does not intend to make the preliminary prospectus available on any firm web site. Crystal River will supplement this response and update its disclosure if the underwriters subsequently determine that they will make copies of the preliminary prospectus available on any firm web site.

Financial Statements, page F-1

Comment 84. Please revise to provide audited financial statements as of a date less than 135 days prior to December 9, 2005, your initial filing date. We refer you to Rule 3-01(a) of Regulation S-X.

As discussed with Ms. Gowetski in a telephone conference on Friday, January 13, 2006, once the audit of Crystal River's December 31, 2005 financial statements has been completed, Crystal River will file an amendment to the Primary Form S-11 that includes such audited financial statements (and an audit report and consent with respect thereto) and revised "Summary Historical Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

Comment 85. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Draft copies of the legality opinion and the tax opinion are attached hereto as Exhibit D and Exhibit E, respectively, for the Commission's review.